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Exhibit 12.1

EDGEN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratios)

	Predecessor								Successor	Combined
							Three Months Ended March 31, 2004			Three Months Ended March 31, 2005
	Fiscal Year Ended December 31,							Period January 1, 2005 to January 31, 2005	Period February 1, 2005 to March 31, 2005
	2000	2001	2002	2003	2004	2004
						(Pro Forma)				(Pro Forma)
Income(loss) from continuing operations before taxes	$360	$8,082	$11,573	$(8,665)	$12,998	$7,128	$1,968	$(10,156)	$2,730	$(8,083)
Add:
Interest expense	5,114	5,148	3,004	2,962	3,644	10,439	695	298	1,738	2,907
Amortization of deferred financing costs	755	42	98	160	1,519	1,190	28	35	197	296
Preference securities dividend requirements	3,549	3,745	2,541	4,287	1,769	2,914	330	154	190	387

Income (loss) as adjusted	$9,778	$17,017	$17,216	$(1,256)	$19,930	$21,671	$3,021	$(9,669)	$4,855	$(4,493)

Fixed charges:
Interest expense	$5,114	$5,148	$3,004	$2,962	$3,644	$10,439	$695	$298	$1,738	$2,907
Amortization of deferred financing costs	755	42	98	160	1,519	1,190	28	35	197	296
Preference securities dividend requirements	3,549	3,745	2,541	4,287	1,769	2,914	330	154	190	387

Fixed charges	$9,418	$8,935	$5,643	$7,409	$6,932	$14,543	$1,053	$487	$2,125	$3,590

Ratio of earnings to fixed charges(1)	1.04	1.90	3.05	—	2.88	1.49	2.87	—	2.28	—

(1)
For the year ended December 31, 2003 and the period January 1, 2005 to January 31, 2005, earnings were not sufficient to cover fixed charges. For the year ended December 31, 2003 and the period January 1, 2005 to January 31, 2005, the deficiency was $8,665 and $10,156, respectively. For the pro forma combined three months ended March 31, 2005, earnings were not sufficient to cover fixed charges, with a deficiency of $8,083.

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Exhibit 12.1
EDGEN CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands, except ratios)